April 2, 2024

VIA EDGAR

Mr. Kenneth Ellington

U.S. Securities and Exchange Commission

Division of Investment Management,

Disclosure Review and Accounting Office

New York Regional Office

100 Pearl Street, Suite 20-100

New York, NY 10004-2616

Re:	Calvert Fund (File No. 811-03416); Calvert Impact Fund, Inc. (File No. 811-10045); Calvert Management Series (File No. 811-03101); Calvert Responsible Index Series, Inc. (File No. 811-09877), Calvert Social Investment Fund (File No. 811-03334), and Calvert World Values Fund, Inc. (811-06563) (each, a “Registrant”)

Dear Mr. Ellington,

This letter is in response to the comments you provided telephonically to Lisa Henry and Rachel Lynch of Ropes & Gray LLP on February 29, 2024 with respect to the shareholder reports and Forms N-CSR filed by the series of the Registrants listed on Appendix A, attached hereto (each, a “Fund” and collectively, the “Funds”) for the fiscal periods ended September 30, 2023 and December 31, 2023, as applicable. The comments and Registrants’ responses thereto are set forth below. Changes referenced in responses below will be incorporated into shareholder reports and other applicable regulatory filings going forward, as noted below.

Comments and Responses

1.	Comment: Each of Calvert Global Energy Solutions Fund and Calvert Global Water Fund had a significant percentage of net assets invested in the Industrials sector at year end. However, the most recent prospectus does not include risk disclosure related to this sector focus. Consider adding risk language to a Fund’s prospectus if the Fund consistently (e.g., for a period of three or more years) focuses its investments in a particular sector.

ROPES & GRAY LLP	-2-

Response: While Calvert Global Energy Solutions Fund concentrates in the sustainable energy solutions industry (and includes a sustainable energy investing risk factor in its prospectus disclosure) and Calvert Global Water Fund concentrates in the water industry (and includes a water-related investing risk factor in its prospectus disclosure), neither Fund has a strategy to focus its investments in any particular sector. Instead, each Fund’s sector exposure is a consequence of the Fund’s investment focus on companies in the sustainable energy solutions industry or water-related industry, as applicable. The Funds employ a passive management strategy designed to track, as closely as possible, the performance of the Index referenced in each Fund’s principal investment strategies. Each Fund’s sector exposure may change from time to time based on the underlying holdings of the applicable Index. For this reason, Calvert Impact Fund, Inc. believes that the Funds’ current disclosure is appropriate. However, the Registrant will consider including sector-focused risk disclosure in connection with the Funds’ next annual prospectus update to the extent appropriate at that time.

2.	Comment: Calvert US Large-Cap Growth Responsible Index Fund had a significant percentage of net assets invested in the Information Technologies sector at year end. However, the most recent prospectus does not include sector risk disclosure specific to this sector. Consider adding risk language to the Fund’s prospectus if the Fund consistently (e.g., for a period of three or more years) focuses its investments in a particular sector.

Response: Calvert US Large-Cap Growth Responsible Index Fund employs a passive management strategy designed to track, as closely as possible, the performance of the Index referenced in its principal investment strategies. The Index is composed of the common stocks of certain large growth companies (and, accordingly, the Fund includes a large-cap growth risk factor in its prospectus disclosure). The Fund does not have a strategy to focus its investments in any particular sector; instead, the Fund’s sector exposure may change from time to time based on the underlying holdings of the applicable Index. For this reason, Calvert Responsible Index Series, Inc. believes that the Fund’s current disclosure is appropriate. However, the Registrant will consider including sector-focused risk disclosure in connection with the Fund’s next annual prospectus update to the extent appropriate at that time.

3.	Comment: Calvert Emerging Markets Advancement Fund had a significant percentage of net assets invested in the Financials sector at year end. However, the most recent prospectus does not include sector risk disclosure specific to this sector. Consider adding risk language to the Fund’s prospectus if the Fund consistently (e.g., for a period of three or more years) focuses its investments in a particular sector.

Response: Calvert Emerging Markets Advancement Fund seeks to invest at least 80% of its net assets in equity securities issued by companies located in emerging market countries included in the Index referenced in its principal investment strategies. The Fund does not have a strategy to focus its investments in any particular sector; instead, the Fund’s sector exposure is a consequence of the Fund’s investment focus on securities issued by companies located in such emerging market countries. The Fund’s sector exposure may change from time to time based on the Fund’s top-down management process and the constituents of the applicable Index. The Fund’s current prospectus disclosure includes an emerging markets risk factor that states that investments markets within emerging market countries may be focused in certain sectors and often involve greater risks than developed market securities. Additionally, the Fund’s prospectus disclosure includes a banking industry risk factor. For these reasons, Calvert World Values Fund, Inc. believes that the Fund’s current disclosure is appropriate. However, the Registrant will consider including sector-focused risk disclosure in connection with the Fund’s next annual prospectus update to the extent appropriate at that time.

ROPES & GRAY LLP	-3-

4.	Comment: Calvert Emerging Markets Focused Growth Fund had a significant percentage of net assets invested in the India at year end. However, the most recent prospectus does not include disclosure specific to the strategies and risks related to investing in India. Please explain why investing in India has not been included a principal strategy and principal risk of the Fund.

Response: The Fund does not have a strategy to focus its investments in India or any other particular country. Instead, the Fund may invest in equity securities of companies located in any emerging market country based on the criteria disclosed in the Fund’s prospectus. The Fund’s country allocations may change from time to time. For these reasons, Calvert Management Series believes that the Fund’s current disclosure is appropriate. However, the Registrant will include a geographic-focused risk disclosure in connection with the Fund’s next annual prospectus update.

5.	Comment: It was noted that the accrued expense line item for Calvert Global Equity Fund and Calvert Global Real Estate Fund represented approximately 91.4% and 95.9%, respectively, of the total liabilities of each Fund. Please confirm that any material categories within accrued expenses have been stated separately in accordance with Article 6-04(10) of Regulation S-X.

Response: Calvert Management Series confirms that, in future shareholder reports, it will separately state any material categories within accrued expenses for Calvert Global Equity Fund and Calvert Global Real Estate Fund in accordance with Article 6-04(10) of Regulation S-X. The Registrant notes that all expenses that exceed 5% of total expenses have been stated separately in the Funds’ Statements of Operations in accordance with Article 6-07(2) of Regulation S-X.

6.	Comment: For each Fund, please disclose interest and other income separately on the Statement of Operations as required by Article 6-07(1) of Regulation S-X.

Response: The Registrants confirm that each Fund will separately disclose interest and other income in future shareholder reports in the manner required by Article 6-07(1) of Regulation S-X. The Registrants confirm that the amounts of other income that were combined with interest income in certain Funds’ Statements of Operations were immaterial and in no case exceeded 5% of total income.

7.	Comment: Item 19 of Form N-CSR requires a separate certification for each Principal Executive Officer (“PEO”) and Principal Financial Officer (“PFO”) of the registrant as required by Rule 30a-2 under the Investment Company Act of 1940, as amended. The title of the individuals signing the certifications contained in Form N-CSR filings for the Registrants does not specifically include the title of PEO or PFO. Please confirm in correspondence that the individuals who sign the certifications provided with the filings are the PEO and/or the PFO and going forward please confirm that such titles will be included in the signed certifications.

Response: The Registrants confirm that the “Treasurer” is the Principal Financial Officer and the “President” is the Principal Executive Officer for the Registrants. The Registrants confirm that, in future Form N-CSR filings, the Registrants will use the titles “Principal Financial Officer” and “Principal Executive Officer” in the signed certifications.

ROPES & GRAY LLP	-4-

8.	Comment: Form N-CEN (Item B.22) for the period ended September 30, 2023, for Calvert Focused Value Fund, indicates that the Fund had a net asset value (“NAV”) error during the period; however, the staff did not locate disclosure in the financial statements related to such error. Please describe the nature and circumstances of the error, associated internal control implications, mitigating actions, and amounts reimbursed, if any. In addition, if amounts have been reimbursed, please explain, citing applicable US GAAP, Regulation S-X, and other accounting guidance, why the Fund has not disclosed these reimbursement amounts in its financial statements.

Response: Calvert Social Investment Fund incorrectly responded to Item B.22 of Form N-CEN for the period ended September 30, 2023. While Calvert Focused Value Fund experienced a NAV error during the period, the NAV error did not result in any payments made to shareholders or shareholder accounts reprocessed such that the response to Item B.22 should have been no.

* * *

If you have any questions or comments concerning the foregoing, please contact the undersigned at 617-951-7780.

Very truly yours,

/s/ Lisa Henry

cc: Sarah Clinton, Ropes & Gray LLP

Stephanie Rosander, Eaton Vance Management

Appendix A

File #	Registrant Name	Series ID	Series Name	FYE Reviewed
811-03416	Calvert Fund	S000005151	Calvert Core Bond Fund	9/30/2023
811-03416	Calvert Fund	S000025875	Calvert High Yield Bond Fund	9/30/2023
811-03416	Calvert Fund	S000005148	Calvert Income Fund	9/30/2023
811-03416	Calvert Fund	S000076002	Calvert Mortgage Access Fund	9/30/2023
811-03416	Calvert Fund	S000005150	Calvert Short Duration Income Fund	9/30/2023
811-03416	Calvert Fund	S000013508	Calvert Ultra-Short Duration Income Fund	9/30/2023
811-10045	Calvert Impact Fund, Inc.	S000017171	Calvert Global Energy Solutions Fund	9/30/2023
811-10045	Calvert Impact Fund, Inc.	S000024182	Calvert Global Water Fund	9/30/2023
811-10045	Calvert Impact Fund, Inc.	S000042600	Calvert Green Bond Fund	9/30/2023
811-10045	Calvert Impact Fund, Inc.	S000008714	Calvert Small-Cap Fund	9/30/2023
811-03101	Calvert Management Series	S000079266	Calvert Emerging Markets Focused Growth Fund	12/31/2023
811-03101	Calvert Management Series	S000046839	Calvert Flexible Bond Fund	12/31/2023
811-03101	Calvert Management Series	S000059217	Calvert Floating-Rate Advantage Fund	9/30/2023
811-03101	Calvert Management Series	S000080179	Calvert Global Equity Fund	9/30/2023
811-03101	Calvert Management Series	S000076001	Calvert Global Real Estate Fund	12/31/2023
811-03101	Calvert Management Series	S000080180	Calvert Global Small-Cap Equity Fund	9/30/2023
811-03101	Calvert Management Series	S000005140	Calvert Responsible Municipal Income Fund	12/31/2023
811-03101	Calvert Management Series	S000080181	Calvert Small/Mid-Cap Fund	12/31/2023
811-09877	Calvert Responsible Index Series, Inc.	S000051237	Calvert International Responsible Index Fund	9/30/2023
811-09877	Calvert Responsible Index Series, Inc.	S000005145	Calvert US Large-Cap Core Responsible Index Fund	9/30/2023
811-09877	Calvert Responsible Index Series, Inc.	S000049168	Calvert US Large-Cap Growth Responsible Index Fund	9/30/2023

811-09877	Calvert Responsible Index Series, Inc.	S000049169	Calvert US Large-Cap Value Responsible Index Fund	9/30/2023
811-09877	Calvert Responsible Index Series, Inc.	S000051236	Calvert US Mid-Cap Core Responsible Index Fund	9/30/2023
811-03334	Calvert Social Investment Fund	S000008717	Calvert Balanced Fund	9/30/2023
811-03334	Calvert Social Investment Fund	S000008718	Calvert Bond Fund	9/30/2023
811-03334	Calvert Social Investment Fund	S000008721	Calvert Conservative Allocation Fund	9/30/2023
811-03334	Calvert Social Investment Fund	S000008719	Calvert Equity Fund	9/30/2023
811-03334	Calvert Social Investment Fund	S000076003	Calvert Focused Value Fund	9/30/2023
811-03334	Calvert Social Investment Fund	S000008723	Calvert Growth Allocation Fund	9/30/2023
811-03334	Calvert Social Investment Fund	S000008722	Calvert Moderate Allocation Fund	9/30/2023
811-06563	Calvert World Values Fund Inc	S000066644	Calvert Emerging Markets Advancement Fund	9/30/2023
811-06563	Calvert World Values Fund Inc	S000038363	Calvert Emerging Markets Equity Fund	9/30/2023
811-06563	Calvert World Values Fund Inc	S000008724	Calvert International Equity Fund	9/30/2023
811-06563	Calvert World Values Fund Inc	S000017170	Calvert International Opportunities Fund	9/30/2023
811-06563	Calvert World Values Fund Inc	S000008725	Calvert Mid-Cap Fund	9/30/2023